SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULES 13d-1(b), (c), AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 13)

Align Technology, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

016255101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 016255101	13G/A	Page 2 of 13 Pages

1

NAME OF REPORTING PERSONS

Llura L. Gund, as trustee for the Valentine Trust, the Dionis Trust, the Anna Barrows Beakey 1998 Trust, the Katharine Barrows Dadagian 1998 Trust, and the Gordon and Llura Gund Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,403,145
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,403,145
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,145
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 016255101	13G/A	Page 3 of 13 Pages

1

NAME OF REPORTING PERSONS

Grant Gund, as trustee for the Gordon Gund – Grant Gund Trust, the Grant Gund Trust, the Gordon Gund – Grant Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust and the Grant Gund Descendants’ Trust and as sole manager of OLK Investments LLC and OLK Brookfield LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 741,220
	6	SHARED VOTING POWER 817,623
	7	SOLE DISPOSITIVE POWER 741,220
	8	SHARED DISPOSITIVE POWER 817,623
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,843
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 016255101	13G/A	Page 4 of 13 Pages

1

NAME OF REPORTING PERSONS

G. Zachary Gund, as trustee for the Gordon Gund – G. Zachary Gund Trust, the Z Coppermine Trust, the Gordon Gund – G. Zachary Gund Generation Skipping Trust, the G. Zachary Gund Descendants’ Trust and the Georgia Swift Gund Gift Trust and as sole manager of GCG Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 704,665
	6	SHARED VOTING POWER 1,019,486
	7	SOLE DISPOSITIVE POWER 704,665
	8	SHARED DISPOSITIVE POWER 1,019,486
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,151
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 016255101	13G/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS Gordon Gund, as trustee for the Dionis Trust, the Valentine Trust and the Gordon and Llura Gund Foundation, and as sole manager of Gund CLAT Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 900,942
	6	SHARED VOTING POWER 1,325,145
	7	SOLE DISPOSITIVE POWER 900,942
	8	SHARED DISPOSITIVE POWER 1,325,145
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,226,087
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 016255101	13G/A	Page 6 of 13 Pages

1

NAME OF REPORTING PERSONS

Rebecca H. Dent, as trustee for the Gordon Gund – Grant Gund Generation Skipping Trust, the Gordon Gund – G. Zachary Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust, the Georgia Swift Gund Gift Trust, the G. Zachary Gund Descendants Trust and the Grant Gund Descendants’ Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,837,109
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,837,109
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,837,109
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 016255101	13G/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS Gail Barrows, as trustee for the Anna Barrows Beakey 1998 Trust and the Katharine Barrows Dadagian 1998 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 78,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 78,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 016255101	13G/A	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS Anna Barrows Beakey, as trustee for the Anna Barrows Beakey 1998 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 36,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 36,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 016255101	13G/A	Page 9 of 13 Pages

1	NAME OF REPORTING PERSONS Katharine Barrows Dadagian, as trustee for the Katharine Barrows Dadagian 1998 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 42,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 42,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 016255101	13G/A	Page 10 of 13 Pages

This Amendment No. 13 (“Amendment No. 13”) amends and supplements the Schedule 13G as originally filed by Llura L. Gund, Grant Gund, G. Zachary Gund, Gordon Gund, Richard T. Watson, Rebecca H. Dent, George Gund III and Gail Barrows on September 25, 2002, the Amendment No. 1 filed on November 25, 2002, the Amendment No. 2 filed on February 17, 2004, the Amendment No. 3 filed on February 14, 2005, the Amendment No. 4 filed on February 7, 2006, the Amendment No. 5 filed on February 14, 2007, the Amendment No. 6 filed on February 13, 2009, the Amendment No. 7 filed on February 13, 2013, the Amendment No. 8 filed on February 14, 2014, the Amendment No. 9 filed on February 9, 2016, the Amendment No. 10 filed on February 9, 2017, the Amendment No. 11 filed on February 8, 2018 and the Amendment No. 12 filed on February 11, 2019 (as so amended, the “Schedule 13G”). Capitalized terms used but not defined in this Amendment No. 13 have the respective meaning ascribed to them in the Schedule 13G.

Item 2 (a) of the Schedule 13G, “Identity and Background,” is hereby amended by deleting the last paragraph thereof and inserting the following:

The Reporting Persons, in the aggregate, beneficially own 5,587,081 shares of Common Stock or 7.1% of the outstanding Common Stock of the Issuer based on 78,812,958 shares outstanding as of October 25, 2019 as reported in the Quarterly Report on Form 10-Q of the Issuer for the period ended September 30, 2019. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of the Exchange Act.

Item 4 of the Schedule 13G, “Ownership” is hereby amended and restated in its entirety as follows:

Pursuant to the Exchange Act and regulations thereunder, the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 5,587,081 shares of Common Stock, which represents 7.1% of the outstanding Common Stock of the Issuer.

Llura L. Gund may be deemed to have beneficial ownership in the aggregate of 1,403,145 shares of Common Stock, which constitutes 1.8% of the outstanding Common Stock of the Issuer. Of these shares, Llura L. Gund may be deemed to have shared power to vote and shared power to dispose of 1,403,145 shares of Common Stock by virtue of her position as co-trustee of certain trusts as listed below:

Valentine Trust (Ms. Gund serves as co-trustee with Gordon Gund)	140,000

Dionis Trust (Ms. Gund serves as co-trustee with Gordon Gund)	869,100

Anna Barrows Beakey 1998 Trust (Ms. Gund serves as co-trustee with Anna Barrows Beakey and Gail Barrows)	36,000

Katharine Barrows Dadagian 1998 Trust (Ms. Gund serves as co-trustee with Katharine Barrows Dadagian and Gail Barrows)	42,000

Gordon and Llura Gund Foundation (Ms. Gund serves as co-trustee with Gordon Gund)	316,045

In addition, Llura L. Gund may be deemed to have beneficial ownership of 900,942 shares beneficially owned by her spouse, Gordon Gund, as sole manager of Gund CLAT Investments, LLC, which represent 1.1% of the outstanding Common Stock of the Issuer. She disclaims beneficial ownership of these shares.

Grant Gund may be deemed to have beneficial ownership in the aggregate of 1,558,843 shares of Common Stock, which constitutes 2.0% of the outstanding Common Stock of the Issuer. Of these shares, Grant Gund has sole power to vote and sole power to dispose of an aggregate of 741,220 shares of Common

CUSIP NO. 016255101	13G/A	Page 11 of 13 Pages

Stock by virtue of his position as the sole manager or trustee or investment trustee of certain entities listed below and may be deemed to have shared power to vote and shared power to dispose of 817,623 shares of Common Stock by virtue of his position as co-trustee of certain trusts as listed below:

Gordon Gund – Grant Gund Trust (Mr. Grant Gund serves as investment trustee)	394,945

Grant Gund Trust (Mr. Grant Gund serves as sole trustee)	191,259

OLK Investments LLC (Mr. Grant Gund serves as sole manager)	129,516

OLK Brookfield LLC (Mr. Grant Gund serves as sole manager)	25,500

Gordon Gund – Grant Gund Generation Skipping Trust (Mr. Grant Gund serves as co-trustee with Rebecca H. Dent)	516,416

Llura Blair Gund Gift Trust (Mr. Grant Gund serves as co-trustee with Rebecca H. Dent)	45,000

Grant Owen Gund Gift Trust (Mr. Grant Gund serves as co-trustee with Rebecca H. Dent)	45,000

Kelsey Laidlaw Gund Gift Trust (Mr. Grant Gund serves as co-trustee with Rebecca H. Dent)	42,000

Grant Gund Descendants’ Trust (Mr. Grant Gund serves as co-trustee with Rebecca H. Dent)	169,207

G. Zachary Gund may be deemed to have beneficial ownership in the aggregate of 1,724,151 shares of Common Stock, which constitutes 2.2% of the outstanding Common Stock of the Issuer. Of these shares, G. Zachary Gund has sole power to vote and sole power to dispose of 704,665 shares of Common Stock by virtue of his position as the sole manager or trustee or investment trustee of certain entities listed below and may be deemed to have shared power to vote and shared power to dispose of 1,019,486 shares by virtue of his position as co-trustee for certain trusts as indicated below:

Gordon Gund – G. Zachary Gund Trust (Mr. G. Zachary Gund serves as investment trustee)	452,999

Z Coppermine Trust (Mr. G. Zachary Gund serves as sole trustee)	236,766

Gordon Gund – G. Zachary Gund Generation Skipping Trust (Mr. G. Zachary Gund serves as co-trustee with Rebecca H. Dent)	571,973

G. Zachary Gund Descendants’ Trust (Mr. G. Zachary Gund serves as co-trustee with Rebecca H. Dent)	444,513

Georgia Swift Gund Gift Trust (Mr. G. Zachary Gund serves as co-trustee with Rebecca H. Dent)	3,000

GCG Investments LLC (Mr. G. Zachary Gund serves as sole manager)	14,900

Gordon Gund may be deemed to have beneficial ownership of 2,226,087 shares of Common Stock, which constitutes 2.8% of the outstanding Common Stock of the Issuer. Of these shares, Gordon Gund, as sole manager of Gund CLAT Investments, LLC, has sole power to vote and sole power to dispose of 900,942 shares of Common Stock and may be deemed to have shared power to vote and shared power to dispose of 1,325,145 shares of Common stock by virtue of his position as co-trustee with Llura L. Gund for certain trusts as indicated below:

Dionis Trust (Mr. Gund serves as co-trustee with Llura L. Gund)	869,100

Valentine Trust (Mr. Gund serves as co-trustee with Llura L. Gund)	140,000

Gordon and Llura Gund Foundation (Mr. Gund serves as co-trustee with Llura L. Gund)	316,045

CUSIP NO. 016255101	13G/A	Page 12 of 13 Pages

Rebecca H. Dent may be deemed to have beneficial ownership in the aggregate of 1,837,109 shares of Common Stock, which constitutes 2.3% of the outstanding Common Stock of the Issuer. Of these shares, Rebecca H. Dent may be deemed to have shared power to vote and shared power to dispose of an aggregate of 1,837,109 shares of Common Stock by virtue of her position as co-trustee for certain trusts as indicated below:

Gordon Gund – Grant Gund Generation Skipping Trust (Ms. Dent serves as co-trustee with Grant Gund)	516,416

Gordon Gund – G. Zachary Gund Generation Skipping Trust (Ms. Dent serves as co-trustee with G. Zachary Gund)	571,973

Llura Blair Gund Gift Trust (Ms. Dent serves as co-trustee with Grant Gund)	45,000

Grant Owen Gund Gift Trust (Ms. Dent serves as co-trustee with Grant Gund)	45,000

Kelsey Laidlaw Gund Gift Trust (Ms. Dent serves as co-trustee with Grand Gund)	42,000

Georgia Swift Gund Gift Trust (Ms. Dent serves as co-trustee with G. Zachary Gund)	3,000

G. Zachary Gund Descendants’ Trust (Ms. Dent serves as co-trustee with G. Zachary Gund)	444,513

Grant Gund Descendants’ Trust (Ms. Dent serves as co-trustee with Grant Gund)	169,207

Gail Barrows, may be deemed to have shared power to vote and shared power to dispose of 36,000 shares of Common Stock as co-trustee with Llura L. Gund and Anna Barrows Beakey for the Anna Barrows Beakey 1998 Trust and 42,000 shares of Common Stock as co-trustee with Llura L. Gund and Katharine Barrows Dadagian for the Katharine Barrows Dadagian 1998 Trust, for an aggregate beneficial ownership of 78,000 shares of Common Stock, which constitutes 0.1% of the outstanding Common Stock of the Issuer.

Anna Barrows Beakey, may be deemed to have shared power to vote and shared power to dispose of 36,000 shares of Common Stock as co-trustee with Llura L. Gund and Gail Barrows for the Anna Barrows Beakey 1998 Trust, which constitutes 0.1% of the outstanding Common Stock of the Issuer.

Katharine Barrows Dadagian, may be deemed to have shared power to vote and shared power to dispose of 42,000 shares of Common Stock as co-trustee with Llura L. Gund and Gail Barrows for the Katharine Barrows Dadagian 1998 Trust, which constitutes 0.1% of the outstanding Common Stock of the Issuer.

Item 10.	Certifications. (See Instructions)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 016255101	13G/A	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2020

By:	/s/ Catherine Bird
Name: Catherine Bird
For herself and as Attorney-in-Fact for the Reporting Persons

*	The Power of Attorney authorizing Catherine Bird to act on behalf of the Reporting Persons was attached to the Schedule 13G as Exhibit A.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).